United States securities and exchange commission logo





                                December 19, 2023

       Christophe Y. Le Caillec
       Chief Financial Officer
       American Express Company
       200 Vesey Street
       New York, New York 10285

                                                        Re: American Express
Company
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2022
                                                            Filed February 10,
2023
                                                            Form 10-Q for the
Quarterly Period Ended September 30, 2023
                                                            Filed October 20,
2023
                                                            File No. 001-07657

       Dear Christophe Y. Le Caillec:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 31, 2022

       Market Risk Management Process
       Interest Rate Risk, page 75

   1. We note your disclosures surrounding interest rate risk, which includes a sensitivity analysis that a
hypothetical, immediate 100 basis point increase in market interest rates has on your net
interest income. We also note that your 2023 quarterly reports do not present tabular or
expanded narrative disclosure under Quantitative and Qualitative
                                                        Disclosures about
Market Risk. Please further expand your sensitivity analysis disclosures, in future
filings, to present additional quantitative information that expresses an impact your net
interest income resulting from additional selected hypothetical changes in interest rates
(e.g., -100 basis point decrease, +/- 50 or +/- 200 basis point change, etc.).
                                                        Additionally, revise
future filings with interim period financial statements to include expanded tabular and
more fulsome narrative disclosures regarding changes, to the extent
 Christophe Y. Le Caillec
FirstName LastNameChristophe  Y. Le Caillec
American Express  Company
Comapany19,
December   NameAmerican
              2023        Express Company
December
Page 2    19, 2023 Page 2
FirstName LastName
         material.
2. Your disclosure also states that you analyze a variety of interest rate scenarios to understand the potential impacts from interest rate changes on the economic value of equity. Please revise your disclosures, in future filings, to provide a more comprehensive discussion of how you use the economic value of equity to manage your interest rate risk.
         Ensure that your revised disclosures include a discussion of the model, key assumptions and a discussion of any changes in these key assumptions from period to period along with the factors driving any changes. Refer to Item 305(a)(1)(ii)(B) of
         Regulation S-K.
Form 10-Q for the Quarterly Period Ended September 30, 2023

Management's Discussion and Analysis of Financial Condition and Results of Operations
Table 5: Selected Card-Related Statistical Information, page 7

3. We note your disclosure of discount revenue as a percentage of billed business. Please revise your disclosures, in future filings, to clarify whether the discount revenues as a percentage of Billed business are similar or different for each of the identified segments billed business and address the reasons for any differences. To the extent applicable, disclose the percentage for each segment and explain reasons for changes to the percentage between any periods being presented.
Business Segment Results of Operations
U.S. Consumer Services
Total Revenues Net of Interest Expenses, page 10

4. We note your disclosure that effective as of the second quarter of 2023, your U.S. travel and lifestyle services (TLS) results are now reported within both the USCS and
         Commercial Services (CS) segments. Please revise, in future filings, to quantity and disclose the impact on service fees and other revenue, as a result of the change in the allocation of travel and lifestyle revenues to both the U.S. Consumer and Commercial
         Services segments.
Expenses, page 11

5. Please revise your disclosure, in future filings, to provide more quantification of the individual components and changes in your expenses relating to the individual allocated service costs, Card Member rewards expense and Card Member services expense, as well as salaries and employee benefits expenses for the periods presented. Your discussion should explain the nature of the expense and explain the extent to which such changes relate to volume and pricing and as it relates to your allocations, discuss whether there have been any changes to any of the specific allocations during the periods presented.
         Include similar revisions to your discussion of the operating results for the Commercial
         Services, International Card Service and Global Merchant and Network Services segments
 Christophe Y. Le Caillec
American Express Company
December 19, 2023
Page 3
         as well.
Consolidated Capital Resources and Liquidity
Table 18: Summary of Customer Deposits and Consolidated Debt, page 23

6. Please revise, in future filings, to provide a discussion addressing the average interest rates paid on each of the different types of deposits held as well as addressing the reasons for the changes and the resulting impact on both interest expense and the liquidity needs of the company for each of the periods presented. Similar disclosures should be presented within the discussion of operating results for each of the identified segments.
7. Please also revise, in future filings, to provide information which addresses the duration characteristics of the deposits and how these characteristics are considered within your processes for managing liquidity and interest rate risk.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Marc Thomas at 202-551-3452 or Robert Klein at 202-551-3847 with any questions.



FirstName LastNameChristophe Y. Le Caillec                      Sincerely,
Comapany NameAmerican Express Company
                                                                Division of
Corporation Finance
December 19, 2023 Page 3                                        Office of
Finance
FirstName LastName